May 13, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Brian McAllister
Mr. Steve Lo

Re:	Phillips 66 Partners LP
Form 10-K for the Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-36011

Ladies and Gentlemen:

Phillips 66 Partners LP (the “Partnership”) acknowledges receipt of the letter dated May 11, 2021, providing comments on the above-referenced filing by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Darren Shade, Assistant Controller of Phillips 66 Partners GP LLC, the general partner of the Partnership, spoke with Brian McAllister of the Staff on May 13, 2021, who kindly granted the Partnership’s request for an extension to June 4, 2021, to respond to the Staff’s comments. Accordingly, the Partnership plans to respond to the Staff's comment letter on or before that date. The Partnership greatly appreciates the Staff's cooperation in this regard.
If you should have any questions, please contact Darren Shade at (832) 765-4224 or me at (832) 765-1285.

Very truly yours,
/s/ Chukwuemeka A. Oyolu
Chukwuemeka A. Oyolu
Vice President and Controller Phillips 66 Partners GP LLC

Cc:    Darren K. Shade, Phillips 66 Partners GP LLC